[Chemed Letterhead]



July 9, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549


Dear Mr. Rosenberg:

     On behalf of Chemed Corporation ("Chemed" or the "Company"), this letter is being transmitted in response to comments made by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated June 26, 2007 with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. For the Staff's convenience, the comments received in the letter have been incorporated in this response letter.

Form 10-K for fiscal year ended December 31, 2006
-------------------------------------------------

Management Discussion and Analysis of Financial Condition and Results of
------------------------------------------------------------------------
Operation
---------

Critical Accounting Policies and Estimates
------------------------------------------

Revenue Recognition, page 45
----------------------------

1. Your discussion of the variability associated with your estimates of Medicare and Medicaid reimbursements could be improved. This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For the critical accounting estimates associated with your revenue recognition process, please describe in disclosure type format the expected uncertainties in applying your critical accounting policies, the effect that changes in such estimates that have had on your financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements in the future. Refer to Section V of Financial Reporting Release No. 72 issued on December 29, 2003.

In response to this comment, the Company intends to expand its disclosure in future annual filings beginning with its Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The 2006 Form 10-K disclosure is presented to incorporate such expanded disclosure, as follows (additions to the existing disclosure are in all capital letters):

          For both the Roto-Rooter and Vitas segments, service revenues and sales are recognized when the earnings process has been completed. Generally, this occurs when services are provided or products are delivered. Vitas recognizes revenue at the estimated net realizable amount due from third-party payers, which are primarily Medicare and Medicaid. Payers may deny payment for services in whole or in part on the basis that such services are not eligible for coverage and do not qualify for reimbursement. We estimate denials each period and make adequate provision in the financial statements. THE ESTIMATE OF DENIALS IS BASED ON HISTORICAL TRENDS AND KNOWN CIRCUMSTANCES AND DOES NOT VARY MATERIALLY FROM PERIOD TO PERIOD ON AN AGGREGATE BASIS.

          Vitas is subject to certain limitations on Medicare payments for services. Specifically, if the number of inpatient care days any hospice program provides to Medicare beneficiaries exceeds 20% of the total days of hospice care such program provides to all patients for an annual period beginning September 28, the days in excess of the 20% figure may be reimbursed only at the routine homecare rate. WE HAVE NEVER HAD A PROGRAM REACH THE INPATIENT CAP. NONE OF OUR HOSPICE PROGRAMS ARE EXPECTED TO BE WITHIN 25% OF THE INPATIENT CAP FOR THE 2007 MEASUREMENT PERIOD WHILE THE MAJORITY OF OUR PROGRAMS HAVE EXPECTED CUSHION IN EXCESS OF 75% OF THE INPATIENT CAP. DUE TO THE SIGNIFICANT CUSHION AT EACH PROGRAM, WE DO NOT ANTICIPATE IT TO BE REASONABLY LIKELY THAT ANY PROGRAM WILL BE SUBJECT TO THE INPATIENT CAP IN THE FORESEEABLE FUTURE.

          Vitas is also subject to a Medicare annual per-beneficiary cap. Compliance with the Medicare cap is measured by comparing the total Medicare payments received under a Medicare provider number with respect to services provided to all Medicare hospice care beneficiaries in the program or programs covered by that Medicare provider number between November 1 of each year and October 31 of the following year with the product of the per-beneficiary cap amount and the number of Medicare beneficiaries electing hospice care for the first time from that hospice program or programs during the relevant period.

          We actively monitor each of our hospice programs, by provider number, as to their specific admissions, discharge rate and average length of stay data in an attempt to determine whether they are likely to exceed the Medicare cap. Should we determine that a provider number is likely to exceed the Medicare cap based on projected trends, we attempt to institute corrective action to influence the patient mix or to increase patient admissions. However, should we project our corrective action will not prevent that program from exceeding its Medicare cap, we estimate THE AMOUNT OF REVENUE RECOGNIZED DURING THE PERIOD THAT WILL REQUIRE REPAYMENT TO THE FEDERAL GOVERNMENT UNDER THE MEDICARE CAP AND RECORD THAT AMOUNT AS A REDUCTION IN SERVICE REVENUE. Our estimate of the Medicare cap liability is particularly sensitive to allocations made by our fiscal intermediary relative to patient transfers between hospices. We are allocated a percentage of the Medicare cap based on the days a patient spent in our care as compared to the total days a patient spent in hospice care. The allocation FOR PATIENT TRANSFERS cannot be determined until a patient dies. AS THE NUMBER OF DAYS A PATIENT SPENDS IN HOSPICE IS BASED ON A FUTURE EVENT, THIS ALLOCATION PROCESS MAY TAKE SEVERAL YEARS. THEREFORE, WE USE ONLY FIRST TIME MEDICARE ADMISSIONS IN OUR ESTIMATE OF THE MEDICARE CAP BILLING LIMITATION. THIS METHOD ASSUMES THAT CREDIT RECEIVED FOR PATIENTS WHO TRANSFER IN TO OUR PROGRAM WILL BE OFFSET BY CREDIT LOST FROM PATIENTS WHO TRANSFER OUT OF OUR PROGRAM. IF THE ACTUAL RELATIONSHIP OF TRANSFERS IN AND TRANSFERS OUT FOR A GIVEN MEASUREMENT PERIOD PROVES TO BE DIFFERENT FOR ANY PROGRAM AT OR NEAR A BILLING LIMITATION, OUR ESTIMATE OF THE LIABILITY WOULD INCREASE OR DECREASE ON A DOLLAR-FOR-DOLLAR BASIS. WHILE OUR METHOD HAS HISTORICALLY BEEN MATERIALLY ACCURATE, EACH PROGRAM CAN VARY DURING A GIVEN MEASUREMENT PERIOD.

          THE $3.9 MILLION RECORDED DURING 2006 FOR OUR MEDICARE CAP LIABILITY RELATED TO CONTINUING OPERATIONS REPRESENTS OUR BEST ESTIMATE OF THE BILLING LIMITATION. DUE TO THE VARIABILITY CAUSED BY PATIENT TRANSFERS, WE HAVE ALSO CALCULATED THE POTENTIAL RANGE OF LOSS FOR ALL CONTINUING PROGRAMS TO BE BETWEEN $3.3 MILLION AND $4.5 MILLION FOR THE YEAR ENDED DECEMBER 31, 2006.

Insurance Accruals, page 45
---------------------------

2. Currently, your exposure on any single workers' compensation claim is capped at $500,000. In prior years, this cap has ranged from $250,000 to $500,000 per claim. Please tell us your policy for recording accrued insurance liability including whether you record the obligation gross of the amounts capped. Further, provide us in disclosure-type format a discussion that:

     o quantifies the changes in your estimates that you recorded during each of the periods covered in your filing; and
     o quantifies the expected reasonable likely variability of your estimates as of the latest balance sheet date presented in your filing.

In response to this comment, the Company intends to expand its disclosure in future annual filings beginning with its Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The 2006 Form 10-K disclosure is presented to incorporate such expanded disclosure, as follows (additions to the existing disclosure are in all capital letters):

          For the Roto-Rooter segment and Chemed's Corporate Office, we self-insure for all casualty insurance claims (workers' compensation, auto liability and general liability). As a result, we closely monitor and frequently evaluate our historical claims experience to estimate the appropriate level of accrual for self-insured claims. Our third-party administrator ("TPA") processes and reviews claims on a monthly basis. Currently, our exposure on any single claim is capped at $500,000. For most of the prior years, the caps for general liability and workers' compensation were between $250,000 and $500,000 per claim. In developing our estimates, we accumulate historical claims data for the previous 10 years to calculate loss development factors ("LDF") by insurance coverage type. LDFs are applied to known claims to estimate the ultimate potential liability for known and unknown claims for each open policy year. LDFs are updated annually. Because this methodology relies heavily on historical claims data, the key risk is whether the historical claims are an accurate predictor of future claims exposure. The risk also exists that certain claims have been incurred and not reported on a timely basis. To mitigate these risks, in conjunction with our TPA, we closely monitor claims to ensure timely accumulation of data and compare claims trends with the industry experience of our TPA.
          For the Vitas segment, we self-insure for workers' compensation claims. Currently, Vitas' exposure on any single claim is capped at $500,000. For most of the prior years, the caps for workers' compensation were between $250,000 and $500,000 per claim. For Vitas' self-insurance accruals for workers' compensation, the valuation methods used are similar to those used internally for our other business units.

          OUR CASUALTY INSURANCE LIABILITIES ARE RECORDED GROSS BEFORE ANY ESTIMATED RECOVERY FOR AMOUNTS EXCEEDING OUR STOP LOSS LIMITS. ESTIMATED RECOVERIES FROM INSURANCE CARRIERS ARE RECORDED AS ACCOUNTS RECEIVABLE. CLAIMS EXPERIENCE RELATED ADJUSTMENTS TO OUR CASUALTY AND WORKERS' COMPENSATION ACCRUAL FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 OR 2004 WERE NET, PRETAX CREDITS OF $2.1 MILLION, $4.1 MILLION AND $0.1 MILLION, RESPECTIVELY.

          As an indication of the sensitivity of the accrued liability to reported claims, our analysis indicates that a 1% across-the-board increase or decrease in the amount of projected losses for all of our continuing operations would increase or decrease the accrued insurance liability at December 31, 2006, by $1.3 million or 3%. WHILE THE AMOUNTS RECORDED REPRESENT OUR BEST ESTIMATE OF THE CASUALTY AND WORKERS' COMPENSATION INSURANCE LIABILITY, WE HAVE CALCULATED, BASED ON HISTORICAL CLAIMS EXPERIENCE, THE ACTUAL LOSS COULD REASONABLY BE EXPECTED TO INCREASE OR DECREASE BY APPROXIMATELY $2.2 MILLION AS OF DECEMBER 31, 2006.

3. You appear to have obtained independent actuarial valuations of the VITAS self insurance accruals for workers' compensation claims as of November 30, 2006 and 2005. This reference suggests to an investor that you are placing reliance on an independent actuarial firm, which we believe requires the firm's name be in the 1934 Act filing. Additionally, if your Form 10-K is incorporated by reference into a 1933 Act registration statement, a consent from this actuarial firm must be provided in the 1933 Act registration statement. Please advise.

This statement was not intended to assert that management is placing reliance on the independent actuarial firm. We did not place reliance on an independent actuarial firm when recording our workers' compensation accrual. We considered many factors in our calculation in addition to the actuarial valuation, including historical claim information and internally developed loss factors. This methodology is consistent for all periods presented in the December 31, 2006 Form 10-K filing. The Company advises the Staff that it will delete reference to the outside expert in future filings.

The Company acknowledges the following:

     o the Company is responsible for the adequacy and accuracy of disclosure in the filings;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kevin J. McNamara

Kevin J. McNamara
President and Chief Executive Officer



cc:  Audit Committee of the Board of Directors
     PricewaterhouseCoopers LLP